Exhibit 3

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6, Tel: (604) 685-8666, Fax: (604) 685-8677

August 28, 2003	TSX-V Symbol: UVI

NEWS RELEASE

LARGO, Fl., August 28, 2003 – Unilens Vision Inc. (the “Company”) today announced that a lawsuit was filed by Competitive Technologies Inc. (AMEX Symbol: CTT) against Unilens Vision Inc. and Unilens Corp, the wholly owned operating subsidiary of Unilens Vision Inc.

The complaint alleges among other things that the defendants have failed to make payments under an Asset Purchase Agreement and a Settlement Agreement. The defendants are seeking money damages, interest, the cost of legal expenses, and an accounting of units sold. The plaintiff alleges that the defendants owe in excess of $3,000,000 pursuant to the Asset Purchase and Settlement Agreements. Unilens Vision Inc., and Unilens Corp, intend to vigorously defend the action.

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, manufactures, distributes, and markets specialty contact lenses under the C•Vue, Unilens, Sof-Form, and Lombart brands. Additional information about the company may be found on the Unilens Worldwide Web site at www.unilens.com.

On Behalf of the Board of Directors

of Unilens Vision Inc.

signed “William S. Harper”

William S. Harper

Secretary

For more information please contact:

Unilens Corp., USA, Largo FL. - (800) 446-2020

Michael Pecora, Chief Financial Officer

michael.pecora@unilens.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.